Cementos Lima S.A.

04 FEB -3 AM 7:21

FILE NO.
82-3911

04012570

SUPPL

VAL-012-04
January 29, 2004

Mr. Michael Hyatte
Securities and Exchange C
Division of Corporate Fir
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Resolution adopted at the January 29, 2004 Board of Directors' Meeting.

   Date: filed with CONASEV on January 29, 2004.

   Required by: CONASEV

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

2. Letter relating to cash dividend of US$ 0.14 per Share of Common Stock.

   Date: filed with CONASEV on January 29, 2004.

   Required by: CONASEV

3. Letter relating to cash dividend of US$ 0.014 per Investment Share.

   Date: filed with CONASEV on January 29, 2004.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE NO. 1
82-3911

GF.0004.04
Lima, January 29, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on January 29, 2004:

- Application of earnings against the net distributable income corresponding to the Fiscal Year 2003.

Regarding the cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2003 earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911

GF.0005.04

Lima, January 29, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 29, 2004, concerning the cash dividend of US$ 0.14 per Common Share.

The record date will be February 17, 2004, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on March 2nd, 2004 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911 (3)

GF.0006.04

Lima, January 29, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 29, 2004, concerning the cash dividend of US$ 0.014 per Investment Share.

The record date will be February 17, 2004, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on March 2nd, 2004 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2